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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No. 2*

Name of Issuer:  INTERNATIONAL FLAVORS & FRAGRANCES, INC.

Title of Class of Securities:  Common Stock

CUSIP Number:  45950610


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]    Rule 13d-1(b)
[ X ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.: 45950610               13G            Page 2 of 4 Pages

1.  NAME OF REPORTING PERSON
         William D. Van Dyke III

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         a.   [   ]
         b.   [   ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

    5.   SOLE VOTING POWER
              957

    6.   SHARED VOTING POWER
              7,273,536

    7.   SOLE DISPOSITIVE POWER
              15,957

    8.   SHARED DISPOSITIVE POWER
              7,273,536

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,289,493 (includes 15,000 exercisable options)

10. CHECK BOX IS THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN
    SHARES
         N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.7%

12. TYPE OF REPORTING PERSON*
         IN

*SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No.: 45950610               13G            Page 3 of 4 Pages

Item 1(a)          Name of Issuer:  International Flavors &
                   Fragrances, Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:
                   521 West 57th Street, New York, NY  10019

Item 2(a)          Name of Person Filing:  William D. Van Dyke III

Item 2(b)          Address of Principal Business Office or, if none,
                   Residence:  111 East Kilbourn Avenue, 19th Floor
              Milwaukee, Wisconsin 53202

Item 2(c)          Citizenship:  United States

Item 2(d)          Title of Class of Securities:  Common Stock

Item 2(e)          CUSIP Number:  45950610

Item 3        Filer is filing this statement pursuant to
              Section 240.13d-1(c)

Item 4        Ownership (as of December 31, 1997):

              (a)  Amount Beneficially Owned:  7,289,493* **
              (b)  Percent of Class:  6.7%
              (c)  Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the
                        vote:  957
                  (ii)  shared power to vote or to direct the
                        vote:  7,273,536**
                 (iii)  sole power to dispose or to direct
                        the disposition of:  15,957
                  (iv)  shared power to dispose or to direct
                        the disposition of:  7,273,536**

Item 5        Not Applicable

Item 6        Not Applicable

Item 7        Not Applicable

Item 8        Not Applicable

Item 9        Not Applicable

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CUSIP No.: 45950610               13G            Page 4 of 4 Pages
Item 10       Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


* Includes 15,000 shares under exercisable options.
**The undersigned disclaims any beneficial interest in 7,273,536 shares except as defined in Regulation 13(d)-3 promulgated pursuant to Sections 12(d) and 13(g) of the Securities Exchange Act of 1934. Nothing herein shall be construed as an admission that the undersigned is the beneficial owner of such shares for any other purpose.

Signature:         After reasonable inquiry and to the best of my
                   knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              February 5, 1998.


                   /s/ William D. Van Dyke III
                   William D. Van Dyke III